

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

August 26, 2008

Room 7010

David A. Martin
Principal Financial Officer and Principal Accounting Officer
Insituform Technologies, Inc.
17988 Edison Avenue
Chesterfield, Missouri 63005-1195

      Re: Insituform Technologies, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2007
              File No. 000-10786

Dear Mr. Martin:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                          Sincerely,

                          Terence O'Brien
                          Branch Chief